


13000050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/21/12

February 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/7/13

Paul M. Wilson
AT&T Inc.
pw2209@att.com

Re: AT&T Inc.
Incoming letter dated December 21, 2012

Dear Mr. Wilson:

This is in response to your letters dated December 21, 2012 and January 31, 2013 concerning the shareholder proposal submitted to AT&T by Boston Common Asset Management, LLC; Dignity Health; and Ann Testa. We also have received letters on the proponents' behalf dated January 25, 2013 and February 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

February 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 21, 2012

The proposal requests a report on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental and public health impacts of AT&T's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 4, 2013

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to AT&T regarding lead battery pollution – supplemental reply

Ladies and Gentlemen:

Boston Common Asset Management is the beneficial owner of common stock of AT&T, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the supplemental letter dated January 31, 2013, sent to the Securities and Exchange Commission Staff by the Company. A copy of this letter is being e-mailed concurrently to Paul M. Wilson, General Attorney, AT&T, Inc.

In its supplemental reply letter, the Company asserts that it "continues to believe" that the Proposal is excludable under Rule 14a-8(i)(7).

The Company asserts that the Proponents have cited no letters where the Staff "has found the occupational and community health hazards from manufacturing and recycling lead batteries in a company's supply chain to be a significant policy issue." Parsing this statement, the company seems to be asserting that whether environmental pollution is considered a significant policy issue depends on the type of materials involved, or the manner in which those materials reach the environment, or whether the issue involves a supply chain issue. None of these assertions are viable under Staff precedents or logic.

The SEC has long found that environmental health risks to communities, especially in high profile public issues such as this one, constitute a significant policy issue. The Company asserts that the "occupational and community health hazard from manufacturing and recycling batteries in AT&T's supply chain" is far narrower than "environmental health risk". In fact, lead hazards from these sources are one of the most extensively studied, proven and significant environmental health risks. The addition of risks to the workforce along with the community does not render the proposal excludable, as the various ILO and oil and chemical plant safety proposals demonstrate.

Does the fact that the battery-related pollution occurs in the supply chain distinguish this issue from other proposals finding environmental hazards to be a significant policy issue? The Company's attempt to distinguish *Fossil, Inc.* (March 5, 2012) is misplaced, as the proposal in question also focused on supply chain environmental impacts throughout the leather goods

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

supply chain for that company. The resolved clause asked the company to "issue a report describing the company's supply chain standards related to environmental impacts particularly water use and related pollution." The pivotal issue here is that the company is well situated, by volume of usage, to monitor and assert control over the environmental impacts of its massive battery disposal processes. On top of that, its reputation may hang in the balance.

An example of another proposal with similar supply chain reach, and not excludable as ordinary business, was *Occidental Petroleum* (Feb. 26, 2009) requesting the board conduct a review of the policies and procedures that guide the company's assessment of host country laws and regulations in the company's overseas operations, with respect to their adequacy to protect the environment and the health and human rights of indigenous populations.

Many other proposals found not to be ordinary business address supply chain and environment. For instance *Kroger, Inc.* (April 12, 2010) asked the company to address the impacts of climate change on the corporation, with specific focus on its supply chain. *Pepsico Inc.* (Feb. 28, 2003) addressed water use throughout that company's supply chain. Most of the proposals on sustainability reporting, by including reference to the Global Reporting Initiative standards, are also asking for supply chain related reporting. See for instance, *Cleco, Inc.* (January 26, 2012) in which the company objected that the sustainability reporting proposal would require them to evaluate its wholesale power supplier relationships as well as relationships with customers.

The Company's assertion that the subject matter giving rise to the proposal is not a significant policy issue fails because this is a significant pollution issue that has reached a substantial level of public interest that takes it out of being "routine." Lead battery recycling has been covered by media investigations, Congressional legislation, NGO reports, GSA standard setting initiative, and the subject of an international investigation by the CEC under the NAFTA Framework. In short, the amount of attention it is receiving is quite significant.

It is notable that the Company in its latest letter does not attempt to deny a link between the battery issue and its reputation risks. Instead, the Company urges the SEC to change the nexus test to eliminate reputational risk and instead focus on the relative spending associated with batteries and their disposal. Today, many an issue of corporate social responsibility turns precisely on the reputational risks associated with it. Notably, the Company did not attempt to argue that this subject matter renders the proposal excludable under Rule 14a-8(i)(5), relevance. If it had attempted to make such an argument, the fact that it is "otherwise significantly related" to the Company due to the potential impact on its reputation would have negated such an exclusion claim. Certainly, the relationship of an issue to a company's reputation is a pivotal part of the nexus evaluation.

Similarly, the Company included a paragraph in its latest letter asserting that it follows stringent environmental compliance laws and includes clauses in its contracts requiring a prohibition on any activity outside the US without the company's specific approval. The activities described therein are laudable. However it is noteworthy, once again, that the company does not assert that these activities constitute substantial implementation of the

Proposal. Rule 14a-8(i)(10). The Proponent believes that the Company did not do so, because it could not reasonably assert that it has issued the report that the Proposal requests.

In short, we stand by our original letter. Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Paul M. Wilson, AT&T, Inc.
Stephen Heim, BCAM



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

1934 Act/Rule 14a-8

January 31, 2013

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of Boston Common Asset Management, LLC, Dignity Health and Ann Testa (the "Proponents")

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended in response to a letter from Sanford J. Lewis, dated January 25, 2013 (the "Reply Letter"), concerning a shareholder proposal (the "Proposal") submitted by the Proponents for inclusion in AT&T's 2013 proxy materials. For the reasons set forth below, AT&T continues to believe that the Proposal may be excluded from AT&T's proxy materials. This letter should be read in conjunction with AT&T's original letter to you regarding the Proposal, dated December 21, 2012 (the "Original Letter"). Capitalized terms used but not defined herein have the meanings given to them in the Original Letter.

In the Reply Letter, the Proponents assert numerous times that the Proposal is not excludable because "the subject matter giving rise to the proposal" is a significant policy issue (pages 2, 5 and 6). However, the standard articulated by the Commission in the 1998 Release for determining whether a proposal is excludable under Rule 14a-8(i)(7) is whether the proposal focuses on a significant policy issue.

The Proposal focuses on "the occupational and community health hazards from manufacturing and recycling lead batteries in [AT&T's] supply chain." This is far narrower than "environmental health risks," which the Reply Letter identifies as the subject matter giving rise to the Proposal (page 6). The Proponents have cited no letters where the Staff has found the occupational and community health hazards from manufacturing and recycling lead batteries in a company's supply chain to be a significant policy issue, nor is AT&T aware of any such letters.

The letters cited by the Proponents in the Reply Letter deal with different issues, such as human rights or sustainability. In *Fossil, Inc.* (March 5, 2012), the Staff found that the proposal focused broadly on "the environmental impacts of Fossil's operations," whereas the Proposal focuses much more narrowly on the impact from manufacturing and recycling of a single item, lead batteries, in AT&T's supply chain. As such the Proposal relates to decisions relating to AT&T's lead battery suppliers. Therefore, we believe the Proposal is excludable on ordinary business grounds.

Though the impact of lead batteries has been the subject of certain articles and studies, and electronic waste has received a certain amount of attention, AT&T does not believe, nor have the Proponents shown, that the occupational and community health hazards from manufacturing and recycling lead batteries in company supply chains has been the subject of such consistent widespread public debate that it rises to the level of a significant policy issue for purposes of Rule 14a-8.

For a proposal not to be excluded, there must be a sufficient nexus between the subject matter of the proposal and the company. The Proponents argue that there is sufficient nexus because AT&T is a large company that uses lead batteries in its operations and whose reputation is at risk because of such use. We do not believe that this is the appropriate test for nexus. In fact, the nexus between the Proposal and AT&T is tenuous. AT&T does not manufacture lead batteries; it purchases lead batteries from manufacturers and other suppliers for use in its operations. Nor does AT&T itself recycle lead batteries; it engages suppliers to manage the disposal (including removal, transport, storage and recycling) of lead batteries used in its operations. AT&T's lead battery suppliers make up approximately 0.1% of AT&T's roughly 45,000 total suppliers, and lead batteries are just one of the more than 750,000 items in AT&T's supply chain. In 2012 (through November, the latest month for which data is available), the amount that AT&T spent on direct purchases of lead batteries and on recycling and other disposal services for lead batteries was less than 0.5% of its total procurement budget. Therefore, we do not believe that a sufficient nexus exists between the Proposal and AT&T.

AT&T follows the most stringent environmental compliance laws applicable to its operations. It is AT&T's policy to properly recycle, reuse or reclaim lead batteries used in our operations, and we manage this through AT&T-approved suppliers. AT&T's supplier principles (found at www.attsuppliers.com) outline the expectation that suppliers apply robust environment, health and safety policies and practices in their operations and implement necessary procedures that reduce the environmental impact of their products and services.

It is AT&T's practice to require its battery suppliers to be in compliance with all applicable federal, state, county and local rules, statutes, laws, ordinances, regulations and codes. Additionally, it is AT&T's practice that new domestic service contracts (including lead battery recycling services contracts) contain a clause prohibiting any activity outside the U.S. without AT&T's specific approval. AT&T also requires its battery-removal vendors to provide a certificate of recycling or a hazardous waste manifest from the receiving facility.

AT&T recognizes that the health and environmental impacts of lead battery manufacturing and recycling are important issues. However, for the reasons discussed above and in the Original

Letter, AT&T does not believe that the occupational and community health hazards from manufacturing and recycling lead batteries in its supply chain is an appropriate matter for direct shareholder oversight. Therefore, AT&T continues to believe that the Proposal may be excluded from its 2013 proxy materials pursuant to Rule14a-8(i)(7) as relating to its ordinary business operations. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

cc: Sanford Lewis (sanfordlewis@strategiccounsel.net)
Steven Heim (on behalf of Boston Common and Ann Testa) (sheim@bostoncommonasset.com)
Susan Vickers (on behalf of Dignity Health) (susan.vickers@dignityhealth.org)

SANFORD J. LEWIS, ATTORNEY

January 25, 2013

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to AT&T regarding lead battery pollution

Dear Sir/Madam:

Boston Common Asset Management is the beneficial owner of common stock of AT&T, Inc. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. Dignity Health and Ann Testa along with Boston Common co-filed the Proposal. We have been asked by the Proponent to respond to the letter dated December 21, 2012, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2013 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2013 proxy materials and that it is not excludable by virtue of Rule 14a-8(i)(7).

A copy of this letter is being e-mailed concurrently to Paul M. Wilson, General Attorney, AT&T, Inc.

SUMMARY

This is a proposal about the corporate social responsibility of AT&T to manage environmental impacts associated with waste batteries recycled from its massive data centers and cell phone tower operations. In the emerging and growing global data economy, tractor-truckloads of lead batteries move in and out of data server facilities. When they are functional, the batteries provide backup power for the digital economy. When they surpass their useful life (typically in 4 to 10 years), the batteries often end up at recycling facilities that are among the world's worst pollution sources. These uses of lead batteries by the data sector currently constitute 30% of global lead battery consumption, and will continue to expand along with the growth of data companies like AT&T.

In its resolved clause, the proposal requests that the Board of Directors prepare a report to shareholders, omitting proprietary information and at reasonable cost, concerning the options

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. The supporting statement states that Proponents believe that the report should address such questions as "how the company track shipments of used batteries to recycling facilities; how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

The Proposal is included in its entirety as Exhibit A to this letter. The Company asserts that the proposal is excludable under the ordinary business exclusion, Rule 14a-8(i)(7). However, the subject matter which gives rise to the proposal is toxic environmental hazards caused by batteries. These reach the environment because of the use of these products in very high volume in the Company's business. These batteries are currently one of the leading causes of lead pollution worldwide and the company and its sector are some of the main sources of these batteries.

The Company argues in essence that because it does not manufacture lead batteries but only purchases them, the issue of lead battery pollution has no nexus to this company. But this argument fails because the company has an extensive nexus to this subject matter – it is in the best position to control the disposition of the batteries, and as a result of new tracking laws, faces a reputational risk associated with its massive quantities of waste batteries being traced to pollution sites.

BACKGROUND

For the last few years, high profile news investigations have exposed the public health consequences to communities and workers resulting from lead poisoning due to lead acid battery recycling in Mexico, the U.S., and other countries:

The ***New York Times*** reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico and Mexico receives 20% of the United States' used batteries - about 20 million batteries in 2011, but that does not take into account batteries smuggled in as mislabeled metal scrap or second-hand goods.

> "[A]t the vast recycling compound of Industrial Mondelo here, batteries have been dismantled by men wielding hammers, and their lead melted in furnaces whose smokestacks vent to the air outside, where lead particles can settle everywhere from schoolyards to food carts."
>
> "A sample of soil collected by The Times in the schoolyard showed a lead level of 2,000 parts per million, five times the limit for children's play areas in the United States set by the Environmental Protection Agency. In most states, that would rate as a "significant environmental lead hazard" and require immediate remediation, like covering the area with concrete or disposing of the soil."

"Industrial Mondelo has been recycling batteries for nearly a decade, but production has grown manyfold in the last few years. "As soon as they started, there was a putrid mist over the town," said Mariel's aunt, Irma Landeros Aguirre."

"She had become increasingly concerned about the problems of her own daughter, Krystell, now 16, who suffered from nosebleeds and stomachaches, and lagged years behind her peers in school. Krystell had been referred for tests and was on a medley of drugs to control her behavior. But she had never had her blood tested for lead.

So when the baby exhibited serious neurological problems, the family visited the National Institute of Pediatrics in Mexico City. Mariel's first test came back at 18.4 micrograms of lead per deciliter of blood when she was 2 months old, well above what doctors consider safe for children. At 4 months, the level had gone up to 24.8. The doctor prescribed powerful medicine to bind the lead in her body so that it can be cleaned out by her kidneys."

"According to the United States Centers for Disease Control and Prevention, "Blood lead levels of 10 micrograms per deciliter of blood in young children can result in lowered intelligence, reading and learning disabilities, impaired hearing, reduced attention span, hyperactivity and antisocial behavior.""

(See *New York Times, Lead From Old U.S. Batteries Sent to Mexico Raises Risks* http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all&_r=0)

USA Today in April 2012 published results of their **18-month investigation** that showed widespread contamination by communities from lead smelters in US. (See *USA Today, Ghost Factories: Poison in the Ground*

> "In some cases, government officials failed to order cleanups when inspectors detected hazardous amounts of lead in local neighborhoods. People who live nearby — sometimes directly on top of — old smelters were not warned, left unaware in many cases of the factories' existence and the dangers that remain. Instead, they bought and sold homes and let their children play in contaminated yards."
>
> "In 2002 and 2003, state regulators from the Ohio Environmental Protection Agency— working at the request of the federal EPA — tested 12 samples of soil around the old [Tyroler smelting] site and in the nearby neighborhood. All but one showed lead contamination above the EPA's residential hazard level of 400 parts per million (ppm) of lead in bare soil where children play. Nine of the samples had lead levels ranging from twice to five times the hazard level, according to the state's report."

> "When USA TODAY tested soil in the family's yard where Damien played, the results showed potentially dangerous contamination in four of five samples, ranging from 577 to 1,035 ppm. Although the EPA uses 400 ppm as its residential hazard level, California's environmental health agency has set 80 ppm as the level it says will protect children who regularly play in the dirt from losing up to 1 IQ point over time."
>
> "Even trace amounts of lead — particles so tiny they're barely visible — are enough to cause irreversible health problems in kids who ingest or inhale them."
>
> "Swallowing just 6 micrograms of lead particles a day over about three months can raise a child's blood-lead level by up to 1 point — which in turn can result in the loss of up to 1 IQ point, according to California's Office of Environmental Health Hazard Assessment. That's why the state lowered its soil standard to just 80 ppm.
> To visualize how little lead that is, picture a packet of artificial sweetener, which contains 1 gram of powder. A microgram is one-millionth of a gram."
>
> See: http://usatoday30.usatoday.com/news/nation/lead-poisoning)

The **Dallas Morning News** revealed severe pollution problems resulting from lead smelters operating in Texas over decades:

> Dallas Morning News: *West Dallas deals with contamination decades later* (December 14, 2012) and *The Burden of Lead: As Frisco begins cleanup at smelter site, concerns arise* (December 17, 2012)
>
> See: http://www.dallasnews.com/burdenoflead/20121214-the-burden-of-lead-west-dallas-deals-with-contamination-decades-later.ece
>
> See: http://www.dallasnews.com/news/community-news/frisco/headlines/20121217-the-burden-of-lead-as-frisco-begins-cleanup-at-smelter- site-concerns-arise.ece

ANALYSIS

The Proposal involves significant social policy issues that transcend ordinary business, and therefore the Proposal is not excludable under Rule 14a-8(i)(7).

While Rule 14a-8(i)(7) permits companies to exclude from their proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). Notably, "since at least 1990," the SEC Staff "has consistently and uniformly held that shareholder proposals pertaining to **environmental pollution** . . . raise such a significant policy issue that they transcend day-to-day business matters."

The Company's assertion that because this relates to the supply chain it is excludable as ordinary business does not apply where the subject matter giving rise to the proposal is a transcendent social policy issue (major environmental pollution).

Because this is an environmental proposal, the argument by the company that it relates to supplier relationships fails to lead to exclusion. A proposal can relate to supply chain issues and yet not be excluded if there is a significant policy issue giving rise to the proposal and a clear nexus to the company. In the present case, both of these are true.

There are numerous examples of supply chain related proposals that have been allowed by the staff because of the overriding significant policy issue that gave rise to the proposal.

Numerous cases have shown that environmental and social concerns may be an overriding and transcendent policy issue even where the proposal seeks company attention to matters of the supply chain. For example, numerous companies have faced a proposal requesting that they amend their policies to adopt and enforce fundamental International Labor Organization Conventions which addresses how the company ensures that its supply chain is managed without inflicting human rights abuses. *Family Dollar Stores* (October 23, 2012). *Abercrombie & Fitch and Company* (April 12, 2010). The Proposal in question was very similar to the current proposal. That proposal asked the Board of Directors to adopt and disclose a coat of vendor conduct, based on ILO standards; establish an independent monitoring process that assesses adherence to the standards and prepare and annual report on adherence to the code. Like the battery disposal issue of concern in the present proposal, the issue of human rights is often an issue that lacks legal controls and standards at the point of supplier operations. Therefore, the thrust of the proposal was to ensure adequate controls and policing throughout the supply chain, even in the absence of localized enforcement. Similarly, many of the horrendous battery disposal sites that have appeared in the media have been subject to little legal control or enforcement, so that moving responsibility up the supply chain to the source companies makes sense to the Proponent.

Similarly a proposal at *Gap, Inc.* (March 14, 2012) asked the company to end trade partnerships with Sri Lanka until the government of that country ceased committing human rights violations. This proposal also challenged based on claim of ordinary business, and that claim was rejected by the SEC Staff.

Fossil Inc. requested a report describing the company's supply chain standards related to environmental impacts. In that instance, the company in question was reported to have a growing segment of leather goods. The proposal noted that producing leather goods is a water intensive process and involves discharges of toxic pollution. The company asserted, as AT&T did on the current proposal, that the supply chain and supply-chain standards require business judgments "fundamental to management's ability to control the day-to-day operations of the Company." Further, the company asserted that it delved into a broad spectrum of supply chain issues that were outside the scope of shareholder expertise. However, because the proposal focused primarily on "environmental impacts of the company's operations and does not seek to micromanage the company to such a degree that the exclusion of the proposal would be appropriate" the staff found it was not excludable under Rule 14a-8(i)(7).

The Company cites in support of exclusion the Staff decision in *Kraft Foods* (February 23, 2012). The staff allowed exclusion of that proposal under the ordinary business principle. Although that proposal was framed as a proposal on "water risk," a close reading of the proposal shows that, as phrased, the subject matter was not harm to the environment, but rather harm to the company from environmental issues. If the subject matter of the proposal had been framed differently, so that it was grounded in what the company was going to do about risks to the environment, then the Staff decision may well have come out differently as well.

Similarly, *JM Smucker Inc.* (May 9, 2011) addressed the question of how coffee production supply chains pose social and environmental risks, and what the company is doing to control those risks. It was found not excludable under Rule 14a-8(i)(7); the focus of the proposal was on the significant policy issues of sustainability and human rights.

In contrast, the precedents cited by the Company are distinguishable from the present case because the subject matter of the proposal did not amount to a significant social policy issue with a nexus to the company in question. For example, *The Southern Company* (January 19, 2011) related to ensuring that a high percentage of goods purchased by the company are "Made in USA," there was no nexus to the company of the policy issue. *Alaska Air Group* (March 8, 2010) related to disclosing maintenance and security standards for contract repair stations that perform aircraft maintenance, and ordinary business issue, if ever there were one, with no significant social policy issue in sight. *Dean Foods Co.* (March 9, 2007) asked for a review of the company's policies for policing its organic standards.

Tyson Foods Inc. (November 25, 2009) cited by the Company, related to the use of antibiotics in hog production and throughout the supply chain. Interestingly, this was not considered by the staff to be a significant social policy issue in its first pass, but upon reconsideration after a more complete presentation of the havoc that antibiotics are causing for public health worldwide *Tyson Foods Inc.* (December 15, 2009), the staff agreed that this was a significant social policy issue and should not be excluded. The harm caused by antibiotics and the magnitude of harm caused by lead pollution from batteries worldwide are of similar severity and public profile. **Thus, the Tyson instance cited by the company is actually further precedential evidence that the Proposal should not be excluded.**

The subject matter giving rise to the proposal, environmental health risks, is a significant social policy issue that transcends ordinary business

Lead is a notorious neurotoxin. For decades, lead in the environment has been a major public health issue.

Currently, lead batteries are the world's leading source of lead pollution. The 2012 edition of the Blacksmith Institute's "The World's Worst Pollution Problems Report" identified lead acid battery recycling as the #1 toxic pollution source in the world **potentially putting over 1 million people at risk globally**. http://www.worstpolluted.org/projects_reports/display/96

Major public health benefits have resulted from removing lead from gasoline and from paint. Since 2001, recorded blood levels of lead have dropped in the U.S., a public health success. However, the biggest source of lead in the environment now is lead batteries. Lead batteries currently consume over 80 percent of global lead consumption, and are now the biggest source of lead in the environment.

The National Academy of Sciences (NAS) recently said that that the occupational safety standard for lead exposure is too weak and needs to be made more restrictive. A NAS report cites the body of literature published since 1978 when the OSHA regulation was enacted. It concludes that there is "overwhelming evidence" that the standard is not protective of workers since it was set to maintain blood lead levels below 40 μg/m3, which is no longer considered acceptable.

The Proponent and others believe that the weaknesses in current OSHA standards necessitate companies taking action above and beyond regulatory restrictions to protect workers in the supply chain.

Changing scientific evidence has resulted in ever increasing concern about childhood exposure to lead affecting children's intelligence. Emerging scientific evidence has shown that lower than previously understood levels of exposure to lead are associated with IQ deficits, attention-related behaviors, and poor academic achievement. As a result, the Centers for Disease Control recently updated the guidance on childhood lead poisoning prevention saying that there is no safe level for children.

Lead batteries from industrial uses in data intensive industries and vehicle fleets are pivotal sources of lead pollution worldwide.

Lead batteries were invented in 1850s, and the underlying technology has changed little since that time. Although a number of alternative types of rechargeable batteries have been developed, lead batteries remain the most reliable and cost-effective batteries for stationary applications and are the most widely used for back-up power in data centers. Recent advances in new lead battery technology offer the potential to increase their lifespan and performance, but even without these improvements, the lead battery is expected to be the most competitive for these uses for decades to come. According to a 2011 Frost and Sullivan report, there is no threat of an industry transition to any alternative energy storage technology in the near term.

In 2010, the market for stationary lead acid batteries had revenues of $4.18 billion in 2010, which represents approximately 15 to 20 percent of all lead battery sales, according to Mike Weighall's 2008 study, "Best Global Battery Report." The global market for lead batteries to supply the telecommunications sector and data centers is expected to grow at a compound annual growth rate of 6. 8 percent from 2011 to 2017 and reach $6.2 billion in revenue, according to Frost and Sullivan. And the Asia Battery Association reported **that reserve power batteries account for approximately 28 percent of the lead battery market in China, which is the world's largest producer of lead batteries.**

Although electronic waste from computers and other electronics have generated considerable attention in recent years, used lead batteries may be a far bigger problem that has gone under the radar of most corporate social responsibility efforts. In fact, OK International, an NGO focused on pollution found that the U. S. exports far more lead in used batteries than in all of the e-waste being shipped overseas. In addition, outside of the U.S. and E.U., few efforts have been made to address the Environmental practices of lead battery suppliers to the data center industry, although there have been numerous mass lead poisoning cases reported in communities around these facilities.

Pollution from battery recycling facilities in developing countries is having a severe impact on health and well-being of children in those countries.

A review article published in the *Journal of Occupational and Environmental Hygiene* reports that children living near battery recycling facilities in developing countries had approximately 13 times more lead in their blood than American children. The researchers, using data from studies published between 1993 and 2010 on environmental and occupational exposures from lead battery manufacturing and recycling in 37 developing countries, also found:

- Workers in battery recycling developing countries had approximately three times higher blood lead levels than battery workers in the U.S.
- Lead levels in the air inside lead battery plants in developing countries were seven times greater than the levels permitted by the U.S. Occupational Safety and Health Administration.
- Children living in proximity to lead battery manufacturing and recycling plants in developing countries had exposures that ranged from 4 to 40 times the geometric mean blood lead levels for children in the United States. Additionally, the report states:

> In many areas, battery recycling work is done outdoors. Airborne lead emissions settle on soil and result in widespread environmental contamination. In addition, the authors observed that many "backyard" recyclers are located in urban areas with high population densities. Wastewater from battery industries and the acid dumped from recycling operations are major sources of lead contamination in the environment. Many urban residents consume untreated water polluted with lead from these industries, which contributes to the overall population exposure.

See: http://www.okinternational.org/docs/Gottesfeld%20JOEH%202011%20final.pdf

There is a clear nexus of this significant policy issue to the Company

Lead-acid batteries are a significant part of AT&T's business, contributing to the global pollution problem of lead battery disposal and recycling, yet in the Proponent's opinion, current AT&T policies fail to reflect the need to manage this waste stream. As a result, the Company's reputation is at risk from its failure to address this issue and keep pace with efforts by its peers.

Moreover, because of the volume of its battery recycling activities, the Company is best situated to control the environmental impacts of its battery recycling flows to battery sites, by maintaining responsibility for the outcome of their disposition.

A new law enacted in 2012, the "Hazardous Waste Electronic Manifest Establishment Act" President Obama signed the bill into law on October 5, 2012 as an amendment to the Resource Conservation and Recovery Act (RCRA) will make it more possible to trace batteries at recycling facilities back to their source, therefore endangering AT&T's reputation if its batteries turn up at some of the horrific pollution sites that have been reported in the media.

AT&T provided data in its 2011 Sustainability Report that allows us to compare the amount of lead being recycled in batteries vs. total pounds of cell phone batteries that they collect. According to the figures in the report, AT&T recycled 1.7 million pounds of cell phone batteries and accessories but 2.2 million pounds of lead. Clearly used lead batteries are a larger and a more hazardous waste stream for AT&T than electronic waste, but to date it has failed to develop specific policies in response. Our proposal is simply an attempt to encourage AT&T to fill this gap.

AT&T is especially vulnerable because it has touted its activities around collecting and recycling electronic waste, yet it has done so without tackling the global pollution that its lead batteries contributed to. Numerous press reports along with the company's own sustainability reporting have touted these efforts. For instance, see:
Forbes - 9/14/2012 *AT&T Sustainability Initiative: Changing the World by Recycling and Using Natural Gas*
http://www.forbes.com/sites/philfava/2012/09/14/att-sustainability-initiative-changing-the-world-by-recycling-and-using-natural-gas-6/

Further, AT&T has significant operations in other parts of the world that use lead acid batteries in their operations, so its exposure to this issue is not limited to the U.S. AT&T has call centers and data centers located in Europe and Asia according to the Worldwide Enterprise section of the company's website. *AT&T in Europe, Middle East and Africa (EMEA)* "AT&T has a significant presence across EMEA – the largest region for AT&T outside of the United States. AT&T has people based in 29 countries across Europe with a workforce of over 6000. Significant resources are located in the UK, Germany, France, Netherlands, Belgium, Spain, Slovakia, the Czech Republic, Italy and the Nordics, amongst others." See http://www.corp.att.com/emea/inside_emea/overview.html *AT&T Asia Pacific*

"AT&T has had a significant presence supporting businesses in the Asia Pacific region since 1979 with offices in 14 markets including, Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan, Thailand and Vietnam.
"To support the Asia Pacific business, AT&T manages nine state-of-the-art Internet data centers to include 2 in Hong Kong, and one each in Singapore, Sydney, Tokyo and Bangalore, and 3 in Shanghai in cooperation with licensed local providers which provide business services that can be accessed from 40 countries with 267 MPLS service nodes. Users can access the AT&T network from almost 116,000 remote access points in 26 Asia Pacific countries, with WiFi access from more than 115,200 hot spots in 25 countries via roaming arrangements.

"AT&T has also developed an extensive network in Asia Pacific including 4 International Network Hubs and 2 Customer Operation Centers in Singapore and Hong Kong serving the whole region." See http://www.corp.att.com/ap/about/

A Financial Times article says "Asia is the fastest growing region for AT&T's international operations averaging double-digit growth in the past five years."
See http://www.ft.com/cms/s/0/1ae34526-91fa-11e0-b8c1-00144feab49a.html

Federal activities

Electronic wastes including lead acid batteries have been the subject of federal policy making by Congress and governmental agencies.

The U.S. Congress has recently considered and or passed two bills related to lead battery recycling. The "Hazardous Waste Electronic Manifest Establishment Act" (S 710), which passed, requires waste manifests to track individual shipments of hazardous electronic waste. President Obama signed the bill into law on October 5, 2012 as an amendment to the Resource Conservation and Recovery Act (RCRA). S 1270 and HR 2284 (equivalent) - "Responsible Electronics Recycling Act of 2011" - were introduced but not yet enacted to ban exports of e-waste - specifically including lead batteries. The bill prohibits export of "restricted electronic wastes" including "batteries containing lead, cadmium or mercury" to countries that are not members of OECD or Lichenstein, and requires waste manifests for allowed exports.

The US Government has adopted new procurement policies to encourage responsible recycling of electronic wastes. These new policies may impact AT&T's contracts with the federal government. "In July [2012], the federal government – the largest consumer of electronic devices in the United States – stopped doing business with vendors who dispose of computers purchased with government funds in landfills at the end of their lifecycle. The implementation follows another rule that bars all federal agencies from dumping all electronic gadgets, from cell phones to fax machines." "The new regulation will have an impact on large government contractors, including large vendors like AT&T, SAP and Verizon." *Feds Shift Focus to E-Waste*, by Leon Kaye, July 6, 2012
See http://earth911.com/news/2012/07/06/new-federal-electronic-waste-regulation/

International policymaking

Environmental and occupational health & safety problems resulting from poor recycling practices of spent lead acid batteries (SLAB) has been a focus of international policy making by multilateral environmental agencies. The Commission on Environmental Cooperation under the NAFTA framework released their final draft report in November 2012 on spent lead-acid battery recycling in North America. The report is titled *Hazardous Trade? An Examination of US-generated Spent Lead-acid Battery Exports and Secondary Lead Recycling in Mexico, the United States and Canada.* In releasing the report, the CEC Secretariat said that "Lead is a persistent, bioaccumulative, and toxic substance and how lead-acid batteries are recycled is an important economic, public health and environmental issue." The CEC emphasized that SLAB exports from the U.S. to Mexico increased rapidly in recent years. It also points out that the U.S. has the most stringent environmental regulations governing this industry in North America in contrast to Mexico which has significant gaps that need to be addressed.
See http://cec.org/Page.asp?PageID=751&SiteNodeID=1075

This has been a longstanding issue. In December 2007 the Commission published its report entitled *Practices and Options for Environmentally Sound Management of Spent Lead-acid Batteries within North America.*
See http://cec.org/Page.asp?PageID=122&ContentID=25155

The Company faces challenges living up to the corporate responsibility actions of its peers.

Industrial batteries now account for 33% of all lead consumption and demand is accelerating from new wireless telephone technology. Trade journals are reporting on how lead battery disposal is a serious social issue for companies that use large amounts of lead batteries to provide back up power for their data centers. See *Mission Critical* July/August 2012 Battery Disposal Brings Environmental Concerns: Waste can leave a long trail. (http://digital.bnpmedia.com/display_article.php?id=1141472)

"New technology is accelerating demand, including the introduction of a fourth-generation wireless standard. Its roll out across the Europe, Middle East and Africa region will require 8.5 million new batteries containing about 700 million pounds of lead, according to EnerSys's O'Neill. Another 2 million batteries will be needed in the U.S., he said."

http://www.businessweek.com/news/2012-05-14/lead-shortage-looms-in-13-on-record-demand-for-batteries#p1

The Company's reputation may suffer on these issues in a comparison with peers

Despite this being a major social issue and important to the Company, proponents believe AT&T has failed to respond adequately to issue and that the company is a laggard versus its peers:

> The company did not respond to a letter from a prominent Chinese non-governmental organization Institute of Public & Environmental Affairs (IPE) who inquired about AT&T's lead battery procurement practices last year. A report by IPE, *Health & Environmental Impacts from Lead Battery Manufacturing & Recycling in China* (see p. 21) shows the Company's lack of response in relationship to competitors. Bellsouth (AT&T) is at the bottom of the list along with Verizon and Ameritech.
>
> Sprint has recognized the importance of the issue and is rising to the challenge, committing to specific policies in a letter that it sent to OK International.
>
> IBM has agreed to address the issue explicitly in their web disclosures or CSR report
>
> According to OK International one or more of the Company's peers have adopted policies, programs and practices that include:
>
> - companies have agreed not to export used lead batteries from the US to other countries with weaker environmental controls;
> - companies have agreed to conduct third party audits of lead battery manufacturing facilities;
> - companies have agreed to review criteria for approving lead battery recycling and manufacturing facilities and consider linking them to industry specific performance measures;
> - companies have demonstrated the ability to track shipments of used lead batteries and obtain receipts from smelters showing receipt at the recycling facility;
> - companies have agreed to include lead battery discussion in their CSR reporting and/or on company websites.

The Proposal does not micromanage the Company.

As the Commission indicated in Exchange Act Release No. 34-40018 (May 21, 1998) shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

Clearly, the Proposal does not fall within the scope of those criteria. It does not seek any intricate details of AT&T's handling of spent lead-acid batteries, nor does it seek to impose any specific methods for implementing such a policy. In fact, it plainly leaves those details within the discretion of management and the Board. All the Proposal does is seek to put on the table the question of addressing AT&T's procurement and disposal of lead-acid batteries, and then it allows the Board to determine how best to deliver such a report.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Paul M. Wilson, AT&T, Inc.
Stephen Heim, BCAM

**APPENDIX A
AT&T
PROPOSAL**

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the *New York Times* reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico and Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas AT&T uses large numbers of lead batteries to support its data center operations, communication towers and in other operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted companies to reduce emissions from lead battery recycling;

Whereas proponents believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

---

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075

Shareholders request that the Board of Directors report to shareholders, by November 1, 2013, on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities; how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

1934 Act/Rule 14a-8

December 21, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of Boston Common Asset Management, LLC, Dignity Health and Ann Testa

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 9, 2012, AT&T received a shareholder proposal and supporting statement (the "Proposal") from Boston Common Asset Management, LLC ("Boston Common") for inclusion in AT&T's 2013 proxy materials. Dignity Health and Ann Testa (together with Boston Common, the "Proponents") have co-filed the Proposal. A copy of the Proposal and related correspondence is attached hereto as Exhibit A. For the reasons stated below, AT&T intends to omit the Proposal from its 2013 proxy materials.

A copy of this letter and the attachments is being sent concurrently to the Proponents, as notice of AT&T's intention to omit the Proposal from its 2013 proxy materials.

The Proposal requests that AT&T issue a report on lead batteries in its supply chain, as follows:

> **Therefore be it resolved:**
>
> Shareholders request that the Board of Directors report to shareholders, by November 1, 2013, on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

The Proposal may be omitted from AT&T's 2013 proxy materials pursuant to Rule 14a-8(i)(7) because it deals with matters relating to AT&T's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials shareholder proposals relating to the conduct of the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the policy underlying the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual stockholders meeting." This general policy reflects two central considerations: (1) "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (2) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission took the position that, in determining whether a proposal requesting a report on specific aspects of a company's business is excludable under Rule 14a-8(i)(7), the Staff will consider whether the underlying subject matter of the report involves ordinary business matters. Therefore, to the extent the Proposal requests a report rather than direct action, it is nevertheless subject to exclusion under Rule 14a-8(i)(7) as relating to AT&T's ordinary business.

By way of background, AT&T operates in the communications services industry, providing wireless communications services, local exchange services, long-distance services, data/broadband and Internet services, video services, telecommunications equipment, managed networking and wholesale services. AT&T uses lead batteries in its operations primarily as a backup power source in data centers, cellular telephone sites and other facilities; lead batteries are also used in AT&T's vehicles. AT&T does not manufacture lead batteries; it purchases lead batteries from manufacturers and other suppliers for use in its operations. Nor does AT&T itself recycle lead batteries; it engages suppliers to manage the disposal (including removal, transport, storage and recycling) of lead batteries used in its operations once they have reached the end of their useful lives.

For the reasons discussed below, AT&T believes that it may omit the Proposal pursuant to Rule 14a-8(i)(7) on ordinary business grounds.

- **The Proposal relates to AT&T's supplier relationships.**

Because the Proposal relates to lead batteries in its supply chain, AT&T believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as relating to its ordinary business operations, specifically decision relating to its supplier relationships.

In the 1998 Release the Commission stated that examples of ordinary business matters excludable under Rule 14a-8(i)(7) include "the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." (Emphasis added) In *Kraft Foods Inc.* (Feb 23, 2012), the company sought to exclude a proposal requesting a report detailing ways in which the company was assessing water risk to its agricultural supply chain. The Staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(7) on ordinary business grounds as relating to "decisions relating to supplier relationships." Other recent letters in which the Staff has concurred in the exclusion of proposals as relating to supplier relationships include the following:

- *The Southern Co.* (Jan 19, 2011) (Doremus) (concurring in the exclusion of a proposal requesting the company to purchase a very high percentage of "Made in USA" goods and services, noting that the proposal related to decisions relating to supplier relationships)

- *Alaska Air Group, Inc.* (Mar. 8, 2010) (concurring in the exclusion of a proposal requesting a report disclosing the maintenance and security standards used by contract repair stations that perform aircraft maintenance for the company and the company's procedures for overseeing maintenance performed by contract repair stations on the grounds that the proposal concerned decisions relating to vendor relationships)

- *Tyson Foods, Inc.* (Nov. 25, 2009) (concurring in the exclusion of a proposal requesting a policy for both the company's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices as relating to the company's ordinary business operations, specifically the choice of production methods and decisions relating to supplier relationships)

- *Dean Foods Co.* (Mar. 9, 2007) (concurring in the exclusion of a proposal requesting that an independent committee review the company's policies and procedures for its organic dairy products and report to shareholders on the adequacy of the policies and procedures to protect the company's brands and reputation and address consumer and media criticism as relating to the company's ordinary business operations, specifically customer relations and decisions relating to supplier relationships)

The Proposal requests a report on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in AT&T's supply chain. The Proposal relates to AT&T's management of its supply chain and its relationships with its suppliers. AT&T's decisions with respect to its suppliers involve numerous factors, including cost, reliability and quality of service, geography and logistics, legal and regulatory compliance, diversity, and ethics. Moreover, AT&T regularly analyzes its suppliers and considers ways to mitigate the risk, and increase the efficiency, of its supply chain. Thus, management of AT&T's supply chain is a critical and integral part of AT&T's day-to-day business operations. Therefore, like the proposals in *Kraft Foods* and the other letters discussed above, AT&T believes that the Proposal is excludable on ordinary business grounds as relating to decisions relating to AT&T's supplier relationships.

- **The Proposal does not focus on a significant policy issue.**

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable, because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." AT&T believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it relates to AT&T's ordinary business matters, as discussed above, and because it does not focus on a significant policy issue.

AT&T recognizes that the health and environmental impacts of lead battery manufacturing and recycling are important issues. However, AT&T does not believe that the specific focus of the Proposal—the occupational and community health hazards of manufacturing and recycling lead batteries in AT&T's supply chain—has been the subject of consistent widespread public debate such that it rises to the level of a significant policy issue for purposes of Rule 14a-8(i)(7), nor is AT&T aware of any letters in which the Staff has taken that position. Therefore, AT&T believes that the Proposal is excludable pursuant to Rule14a-8(i)(7) as relating to AT&T's ordinary business operations.

* * *

For the reasons stated above, AT&T believes that the Proposal may be excluded from its 2013 proxy materials pursuant to Rule 14a-8 (i)(7) because the Proposal deals with matters relating to AT&T's ordinary business operations. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures

cc: Steven Heim (on behalf of Boston Common and Ann Testa) (sheim@bostoncommonasset.com)
Susan Vickers (on behalf of Dignity Health) (susan.vickers@dignityhealth.org)

EXHIBIT A



BOSTON COMMON
ASSET MANAGEMENT, LLC

November 9, 2012

VIA OVERNIGHT MAIL

Ann E. Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

Boston Common Asset Management, LLC (Boston Common) is an investment firm dedicated to the pursuit of financial return and social change. We seek sustainable, long-term capital appreciation by investing in what we believe are diversified portfolios of profitable, attractively valued, sustainable enterprises. Through rigorous analysis of financial, and environmental, social & governance (ESG) factors, we attempt to identify attractively valued companies for investment. We have been pleased to hold AT&T Inc. (AT&T) shares for several years and currently hold over 44,000 shares in the Boston Common Omnibus Account.

Boston Common and other investors initially contacted AT&T via a letter dated October 1, 2012 requesting information on AT&T's lead battery purchasing and recycling practices. As you may know, there are many published articles and media reports of lead poisoning incidents in communities in Mexico, China and other developing countries. As shareholders, we believe it is in our company's best interests to track the fate of used lead batteries generated from operations and to ensure that these batteries are properly recycled in appropriately licensed facilities that meet stringent environmental standards. For your convenience, attached is a copy of our letter.

Unfortunately, the investor group has not yet received a response from AT&T.

Therefore, on behalf of Boston Common Asset Management, I write to give notice that pursuant to the 2012 proxy statement of AT&T Inc. (the "Company") and Rule 14a-8 under the General Rules and Regulations of the Securities and Exchange Act of 1934, Boston Common Asset Management submits the enclosed proposal (the "Proposal") for inclusion in the 2013 proxy statement and intends to present the Proposal as the lead shareholder at the 2013 annual meeting of shareholders (the "Annual Meeting"). Boston Common Asset Management is the beneficial owner of at least $2,000 worth of shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year as of the filing date. We intend to hold the required number of Shares through the date on which the Annual Meeting is held. Enclosed is a letter of verification of ownership.

The Proposal is attached. I represent that Boston Common Asset Management intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that Boston Common Asset Management has no "material interest" other than that believed to be shared by stockholders of the Company generally.

We look forward to a discussion with AT&T on its recycling of lead batteries used in its operations. We hope that we may be able to reach an understanding in order to withdraw our proposal. Please direct all questions or correspondence regarding the Proposal to me at Boston Common Asset Management, LLC, 84 State Street, Suite 940, Boston, MA 02109 or via email at sheim@bostoncommonasset.com or telephone at (617) 720-5557.

Sincerely,

Steven Heim

Steven Heim
Managing Director

Cc: Richard Liroff, Investor Environmental Health Network
Enclosure

Boston Common Asset Management, LLC
Boston: 84 State Street, Suite 940, Boston MA 02109 Tel: (617) 720-5557 Fax: (617) 720-5665
Silicon Valley: 702 Marshall Street, Suite 611, Redwood City, CA 94063 Tel: (650) 472-2264 Fax: (650) 298-8919
www.bostoncommonasset.com

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the *New York Times* reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico and Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas AT&T uses large numbers of lead batteries to support its data center operations, communication towers and in other operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted companies to reduce emissions from lead battery recycling;

Whereas proponents believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by November 1, 2013, on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities; how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075

October 1, 2012

AT&T
Attn: Ann E. Meuleman, Senior Vice President and Secretary
208 S. Akard Street,
Dallas, TX 75202

To Whom It May Concern:

As shareholders in AT&T Inc. ("AT&T"), we are writing to inquire about the policies and procedures your company has adopted to protect itself from potential reputational and legal risks associated with the purchasing and recycling of lead batteries used in company business. We believe that your company should be responsible for proper recycling of lead batteries and for sourcing of lead batteries only from manufacturers complying with strict occupational health and emission standards.

As you may be aware, there have been many published articles and media reports of lead poisoning incidents in communities surrounding lead battery manufacturing and recycling facilities in Mexico, China and other developing countries. The neurotoxic and developmental impacts of lead have been well-established for years, leading to, for example, global action to reduce and eliminate lead in paint and gasoline. We believe that manufacturers, retailers, and major business consumers of lead batteries should be vigilant in minimizing the health hazards of the batteries they make, sell, and use.

We believe it is in your company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet the recently updated U.S. environmental standards.

Large consumers of lead batteries can play a significant role in improving the environmental performance of lead battery manufacturing and recycling. For example, Sprint has engaged all of their vendors approved to collect and recycle lead batteries from its facilities and found that there is sufficient capacity for all to be recycled at US facilities. Sprint is now planning to require these vendors to use a waste manifest or similar system to track battery shipments to ensure that batteries sent for recycling are processed in licensed facilities based in the US. Sprint is also committed to publishing a formal battery policy that will address sourcing of batteries, including assuring that manufacturers and subvendors outside the US meet minimum performance standards such as those in the BEST Standard 1001 for Lead Battery Manufacturers. The BEST Standard is a comprehensive environmental program for lead battery plants, which covers lead emissions, occupational exposures, and a broad range of additional environmental criteria. (See: http://www.okinternational.org/lead-batteries/BEST-Standard)

Since telecommunications companies rely on lead-acid batteries to keep their cell phone towers running in the event of a power outage, we are contacting you to inquire if you have initiated any measures to improve the sustainability of your lead battery purchasing and recycling practices. We would appreciate your responding to the following questions:

- Do you have a policy that specifically addresses the end-of-life recycling of used lead batteries? Do you have any controls in place to ensure that they are not being shipped to recycling facilities in countries with pollution standards and controls that are less strict than those in the U.S.? How do you track your shipments of used lead batteries to determine their ultimate destination? Please describe your policy and your controls, and provide data on your experience implementing them.

- What challenges do you foresee in adopting a policy to restrict your waste contractors to recycling your used lead batteries exclusively at facilities in the U.S.?

- Does your staff, or do contracted or independent third parties, audit your suppliers and recyclers against industry specific environmental and occupational performance standards? Do you routinely compile data on the number of your suppliers meeting environmental and occupational performance standards and have you developed plans to raise these numbers? What have been your results and what are your future goals? Do you track and report on your suppliers' environmental emissions, average blood lead levels among production employees, and results of ambient air testing required by authorities? What data have you found and what follow-up actions have you taken?

- Do you require your suppliers to demonstrate that their facilities meet industry specific performance standards by obtaining certification under the Better Environmental Sustainability Targets (BEST) standard?

- What plans, if any, do you have to report publicly, e.g., via your website, on your policies, practices, and results?

Our goal is to increase awareness of industry hazards and to encourage your company to make knowledgeable purchasing and disposal decisions based on the environmental and occupational performance of lead battery producers and recyclers.

We ask that you respond to these questions by November 1, 2012. Please address your reply to Laura Huober (lhuober@paxworld.com), on behalf of the undersigned.

Sincerely,

Laura Huober, Sustainability Research Analyst
Pax World Management LLC

Jonas Kron, Esq., Vice-President, Director of Shareholder Advocacy
Trillium Asset Management, LLC

Catherine Rowan, Corporate Responsibility Consultant
Maryknoll Sisters

Holly A. Testa, AIF, Shareowner Advocate
First Affirmative Financial Network

Susan Vickers, RSM, VP Community Health
Dignity Health

Steven Heim, Managing Director and Director of ESG Research and Shareholder Engagement
Boston Common Asset Management, LLC

Sr. Kathleen Coll, SSJ, Administrator, Shareholder Advocacy
Catholic Health East

Ruth Rosenbaum, Executive Director
Center for Reflection, Education and Action, Inc. (CREA)



STATE STREET.

November 5, 2012

Mr. Randall L. Stephenson, Chairman, CEO & President
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

Dear Mr. Stephenson:

State Street Bank & Trust is the custodian and record holder for the Boston Common Asset Management Retirement Trust.

We are writing to affirm that the Boston Common Asset Management Retirement Trust currently holds 230 shares of AT&T common stock ***FISMA & OMB Memorandum M-07-16*** and has held at least $2,000 in market value of AT&T shares continuously for a year as of November 5th.

Sincerely,


Officer
State Street WMS

 STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169-0938

www.statestreet.com

November 7, 2012

Mr. Randall L. Stephenson, Chairman, CEO & President
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

Dear Mr. Stephenson:

State Street Bank & Trust is the custodian and record holder for Boston Common Asset Management's Omnibus Account.

We are writing to affirm that Boston Common Asset Management's Omnibus account currently holds 44,300 shares of AT&T common stock and has held at least $2,000 in market value of AT&T shares continuously for a year as of November 7th.

Sincerely,

LesbyLendh
Officor
State Street WMS



Paul M. Wilson
General Attorney

AT&T Inc.
208 S. Akard St.
Room 3030
Dallas, TX 75202

214-757-7980
pw2209@att.com

November 15, 2012

BY E-MAIL: sheim@bostoncommonasset.com

Steven Heim, Managing Director
Boston Common Asset Management, LLC
84 State Street, Suite 940
Boston, MA 02109

Dear Mr. Heim:

We have received your letter, which was submitted on November 9, 2012, containing a stockholder proposal for inclusion in the proxy materials for AT&T Inc.'s 2013 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

Boston Common Asset Management does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that the required amount of shares were continuously held for at least the one-year period preceding and including November 9, 2012. The letters that you have already provided us from State Street do not satisfy Rule 14a-8 because they do not verify your ownership as of November 9, 2012.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,



Paul M. Wilson
General Attorney



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169-0938

www.statestreet.com

November 16, 2012

Ann E. Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

State Street Bank & Trust is the custodian and record holder for Boston Common Asset Management's Omnibus Account.

We are writing to affirm that Boston Common Asset Management's Omnibus account currently holds 44,400 shares of AT&T common stock and has held at least $2,000 in market value of AT&T shares continuously for at least the one-year period preceding and including November 9, 2012.

Sincerely,

Trisha Rasney
Officer
State Street WMS



STATE STREET.

Wealth Manager Services
1200 Crown Colony Drive
Quincy, MA 02169-0938

www.statestreet.com

November 16, 2012

Ann E. Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

Dear Ms. Meuleman:

State Street Bank & Trust is the custodian and record holder for the Boston Common Asset Management Retirement Trust.

We are writing to affirm that the Boston Common Asset Management Retirement Trust currently holds 230 shares of AT&T common stock OMB Memorandum and has held at least $2,000 in market value of AT&T shares continuously for at least the one-year period preceding and including November 9, 2012.

Sincerely,

[signature]
TRISha Rumney
Officer
State Street WMS



185 Berry Street, Suite 300
San Francisco, CA 94107
dignityhealth.org

November 12, 2012

Ann E. Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202
Sent via fax and email

Dear Ms. Meuleman:

Dignity Health is a shareholder of AT&T Inc. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with Boston Common Asset Management, hereby submits the enclosed proposal Reducing Health Hazards from Manufacturing and Recycling Lead Batteries for inclusion in the proxy statement for consideration and action by the 2012 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Dignity Health has held over $2000.00 worth of AT&T Inc. stock for more than one year and will continue to hold shares in the company through the stockholder meeting. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Community Health

Enclosure

cc: Steven Heim, Boston Common Asset Management
Julie Wokaty, Interfaith Center on Corporate Responsibility

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the *New York Times* reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico and Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas AT&T uses large numbers of lead batteries to support its data center operations, communication towers and in other operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted companies to reduce emissions from lead battery recycling;

Whereas proponents believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by November 1, 2013, on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities; how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075



FOLIOfn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

RECEIVED
NOV 15 2012
CORPORATE SECRETARY'S OFFICE

November 9, 2012

Ann E. Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

RE: Shareowner Resolution Addressing Lead Battery Management

Dear Ms Meuleman,

This letter serves as documentation that Foliofn Investments, Inc. acts as the custodian for First Affirmative Financial Network, LLC (First Affirmative). Further, we are writing this letter to verify that First Affirmative is the Investment Advisor on the individual account for Ann Testa.

First Affirmative Financial Network is a beneficial owner with discretionary authority on the above referenced client account, and the client has delegated proxy voting authority to First Affirmative.

Furthermore, we are writing to verify that First Affirmative's client Ann Testa owns 446 shares of AT&T Inc. common stock. .She has continuously held at least $2,000 in market value of AT&T Inc. for at least one year prior to the submission of this shareowner proposal on November 9, 2012.

Sincerely,

Drew Wieder
VP Customer Service
Foliofn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
wiederd@folioinvesting.com
T: 703-245-4840



First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

RECEIVED

NOV 12 2012

CORPORATE
SECRETARY'S OFFICE

November 9, 2012

Ann E. Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

RE: Shareowner Resolution Addressing Lead Battery Management

Dear Ms Meuleman,

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $740 million in assets under management. We hold more than 50,000 shares of AT&T Inc. common stock on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative, acting on behalf of client Ann Testa, joins Boston Common Asset Management, LLC to co-file the enclosed shareholder resolution with AT&T Inc. We support the inclusion of this proposal in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Ann Testa holds more than $2,000 of AT&T Inc. common stock, acquired more than one year prior to date of this filing and held continuously for that time. Ms. Testa intends to remain invested in this position continuously through the date of the 2013 annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

We understand that Boston Common is filing the same resolution. Should you receive our resolution first, we ask that you consider Boston Common as the lead filer for future contact. Boston Common Asset Management is authorized to negotiate on our behalf, to include withdrawing the resolution if appropriate.

Please direct any further communications to the lead filer:

Steven Heim
Boston Common Asset Management, LLC
84 State Street, Suite 940, Boston, MA 02109
Tel: 802-223-4627 | Tel: 617-720-5557 | Fax: 617-720-5665
email: sheim@bostoncommonasset.com

November 6, 2012

Ann Testa

*** FISMA & OMB Memorandum M-07-16 ***

Ann E. Meuleman
Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, Texas 75202.

Dear Ms.Meulman:

I hereby authorize First Affirmative Financial Network, LLC to file a resolution on my behalf at AT&T that addresses reducing health hazards from recycling lead batteries. I own 446 shares of AT&T. I have continuously held at least $2,000 in market value of AT&T for at least one year prior to the submission date of this shareowner proposal, and intend to hold these shares through the date of the annual meeting in 2013.

Verification of ownership will be sent under separate cover by Folio Institutional (Foliofn Investments, Inc).

I specifically give First Affirmative Financial Network, LLC full authority to deal, on my behalf, with all aspects of this shareholder resolution. I understand that my name may appear on the proxy statement as a filer of this shareholder resolution.

Sincerely,



Ann Testa

Reducing Health Hazards from Manufacturing and Recycling Lead Batteries

Whereas, the neurotoxic and developmental impacts of lead have been well-established for decades, leading to global action to eliminate lead in paint and gasoline;

Whereas lead battery production accounts for over 80 percent of global lead consumption and almost all used lead batteries are recycled, regardless of whether they are used in the United States or elsewhere around the globe;

Whereas the *New York Times* reported in December 2011 high levels of community and occupational exposures around lead battery recycling plants in Mexico and Mexico receives 20% of the United States' used batteries;[1]

Whereas the North American Commission on Environmental Cooperation (CEC) under the North American Free Trade Agreement (NAFTA) framework initiated an independent investigation "Environmental Hazards of the Transboundary Movement and Recycling of Spent Lead-Acid Batteries" in January 2012;[2]

Whereas AT&T uses large numbers of lead batteries to support its data center operations, communication towers and in other operations;

Whereas, lead battery recycling outside the United States endangers public health in part because of a lack of rigorous government controls in those countries. In contrast, new regulations in the US have prompted companies to reduce emissions from lead battery recycling;

Whereas proponents believe that poor management of batteries in our company's supply chain can pose reputational and legal risks to our company; and

Whereas proponents believe it is in our company's interest to track the fate of used lead batteries generated from operations and to ensure that batteries are properly recycled in appropriately licensed facilities that meet stringent environmental and occupational safety standards.

Therefore be it resolved:

Shareholders request that the Board of Directors report to shareholders, by November 1, 2013, on options for policies and practices AT&T can adopt to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain. Such a report would be prepared at reasonable cost and omit confidential information such as proprietary or legally prejudicial data.

Supporting Statement. Proponents believe that a report should address such questions as how the company tracks shipments of used batteries to recycling facilities; how to ensure that used batteries are not being shipped to recycling facilities with pollution and occupational safety controls that are less strict than those that would be applicable in the United States; and what mechanisms are used by the company (such as company auditors, or third-party auditors or certifications) to assess supplier/recycler performance against such environmental and occupational performance standards.

---

[1] http://www.nytimes.com/2011/12/09/science/earth/recycled-battery-lead-puts-mexicans-in-danger.html?pagewanted=all

[2] http://www.cec.org/Page.asp?PageID=751&SiteNodeID=1075